Consolidated Graphics, Inc.

5858 Westheimer Rd, Suite #200

Houston, Texas 77057

February 12, 2014

VIA EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Consolidated Graphics, Inc. Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-3 (File No. 333-62317)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Consolidated Graphics, Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to Form S-3 Registration Statement (File No. 333-62317), filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2014 (Accession No. 0001193125-14-031122) to remove from registration the securities registered under Amendment No. 1 (the “Original Amendment”) to Form S-3 Registration Statement (File No. 333-62317) that remained unsold as of such date.

The Company requests withdrawal of the Post-Effective Amendment because the Original Amendment was inadvertently coded with an incorrect file number, and the Company has requested withdrawal of the Original Amendment in a letter of even date herewith.

Thank you for your assistance with this matter. If you have any questions concerning this request, please contact our legal counsel, Audra D. Cohen, at (212) 558-3275 or cohena@sullcrom.com.

Sincerely,

/s/ Suzanne S. Bettman
Suzanne S. Bettman
Executive Vice President, Secretary and Chief Compliance Officer

cc:	Audra D. Cohen
Sullivan & Cromwell LLP